UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 21, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q3 2021 Results Announcement

30 September 2021

Performance Highlights

The Group’s diversified business model delivered a record Group profit before tax of £6.9bn (Q320 YTD: £2.4bn), a return on tangible equity (RoTE) of 14.9% (Q320 YTD: 3.6%) and earnings per share (EPS) of 30.8p (Q320 YTD: 7.6p)

James E Staley, Chief Executive Officer, commented
“On top of a good first half, a strong third quarter performance means Barclays has delivered its highest Q3 YTD pre-tax profit on record in 2021, demonstrating the benefits of our diversified business model. We continue to support our customers and clients through the COVID-19 pandemic, have achieved a double-digit RoTE in every quarter year to date, and expect to deliver a full year RoTE above 10%. While the CIB performance continues to be an area of strength for the Group, we are also seeing evidence of a consumer recovery and the early signs of a more favourable rate environment. Against that backdrop, we are focused on balancing cost efficiencies with further investment into high-returning growth opportunities. Our CET1 ratio of 15.4% means we are also in a strong position to balance this growth with a key priority of returning excess capital to shareholders.”

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	RoTE	EPS	CET1ratio
Q321 YTD	£16.8bn	64%	£6.9bn	14.9%	30.8p	15.4%
Q321	£5.5bn	64%	£2.0bn	11.9%	8.5p

Performance highlights:

●	Strong Corporate and Investment Bank (CIB) performance: Investment Banking fees and Equities income had their best Q3 YTD on a comparable basis1 driving a CIB RoTE of 16.4% (Q320 YTD:10.5%)
●
Ongoing consumer recovery and well positioned for a rising rate environment: continue to experience strong UK mortgage and deposit volumes. Although yet to translate into meaningful unsecured balance growth, positive trends in UK and US consumer spending and in payments volumes have been observed following easing of lockdown restrictions

●	Investing for growth: reinvesting efficiency savings to drive income growth. Excluding structural cost actions and performance costs, Group total operating expenses were flat
●	Net credit impairment release: £0.6bn Q321 YTD release driven by an improved macroeconomic outlook and benign credit performance
●	Strong capital: Common equity tier 1 (CET1) ratio of 15.4%, above the target range of 13-14%

Summary outlook:

●	Returns: expect to deliver a RoTE above 10% in 2021
●	Impairment: the impairment run rate is expected to remain below historical levels in coming quarters
●	Costs: excluding structural cost actions and performance costs, FY21 costs are expected to be c.£12bn2. The Group is evaluating planned structural cost actions for Q421
●	Capital: the CET1 ratio is expected to remain above the target range of 13-14% at 31 December 2021
●	Capital returns: maintaining a progressive ordinary dividend policy and additional cash returns, including share buybacks, as appropriate

1	Period covering Q114 – Q321. Pre 2014 financials were not restated following re-segmentation in Q116.
2	Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

Barclays Group results for the nine months ended
	30.09.21	30.09.20
	£m	£m	% Change
Net interest income	5,843	6,278	(7)
Net fee, commission and other income	10,937	10,547	4
Total income	16,780	16,825	—
Credit impairment releases/(charges)	622	(4,346)
Net operating income	17,402	12,479	39
Operating expenses	(10,578)	(9,954)	(6)
Litigation and conduct	(131)	(106)	(24)
Total operating expenses	(10,709)	(10,060)	(6)
Other net income	247	—
Profit before tax	6,940	2,419
Tax charge	(1,076)	(441)
Profit after tax	5,864	1,978
Non-controlling interests	(20)	(41)	51
Other equity instrument holders	(586)	(631)	7
Attributable profit	5,258	1,306

Performance measures
Return on average tangible shareholders' equity	14.9%	3.6%
Average tangible shareholders' equity (£bn)	47.1	48.5
Cost: income ratio	64%	60%
Loan loss rate (bps)	—	164
Basic earnings per share	30.8p	7.6p
Basic weighted average number of shares (m)	17,062	17,298	(1)
Period end number of shares (m)	16,851	17,353	(3)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	353.0	342.6	344.4
Loans and advances at amortised cost impairment coverage ratio	1.7%	2.4%	2.5%
Deposits at amortised cost	510.2	481.0	494.6
Tangible net asset value per share	287p	269p	275p
Common equity tier 1 ratio	15.4%	15.1%	14.6%
Common equity tier 1 capital	47.3	46.3	45.5
Risk weighted assets	307.5	306.2	310.7
Average UK leverage ratio	4.9%	5.0%	5.1%
UK leverage ratio	5.1%	5.3%	5.2%

Funding and liquidity
Group liquidity pool (£bn)	293	266	327
Liquidity coverage ratio	161%	162%	181%
Loan: deposit ratio	69%	71%	70%

1	Refer to pages 27 to 33 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Group Finance Director’s Review

Group performance1

●	The Group’s diversified business model enabled Barclays to deliver a record profit before tax of £6,940m (Q320 YTD: £2,419m), RoTE of 14.9% (Q320 YTD: 3.6%) and EPS of 30.8p (Q320 YTD: 7.6p)
●
Total income was stable at £16,780m (Q320 YTD: £16,825m). Barclays UK income increased 2%. Barclays International income decreased 2%, with CIB income down 1% and Consumer, Cards and Payments (CC&P) income down 6%. Excluding the impact of the 9% depreciation of average USD against GBP, total income was up, reflecting the Group’s diversified income streams

●
Credit impairment net release of £622m (Q320 YTD: £4,346m charge). The net release included a reversal of £1.1bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.5bn, reflecting reduced unsecured lending balances and low delinquency. Management judgements have been maintained in the quarter in respect of customers and clients considered to be potentially more vulnerable as government and other support schemes have started to reduce. The reduction in unsecured lending balances and growth in secured balances have contributed to a decrease in the Group’s loan coverage ratio to 1.7% (December 2020: 2.4%). Loan coverage ratios in unsecured and wholesale loan portfolios remained elevated compared to pre-COVID-19 pandemic levels

●
Total operating expenses increased 6% to £10,709m, due to structural cost actions of £392m primarily relating to the real estate review in Q221, higher performance costs that reflect improved returns, and continued investment and business growth, partially offset by the benefit from the depreciation of average USD against GBP and efficiency savings. This resulted in a cost: income ratio of 64% (Q320 YTD: 60%)

●
The effective tax rate was 15.5% (Q320 YTD: 18.2%). This reflects a £402m tax benefit recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) as a result of the UK corporation tax rate increase from 19% to 25% effective from 1 April 2023. The UK Government is reviewing the additional 8% surcharge tax that applies to banks’ profits and if the conclusion of that review is that the surcharge is reduced then the Group’s UK DTAs would be re-measured again and decreased, the exact timing of an enactment of a reduction in the surcharge is uncertain but would be expected to occur in H122

●	Attributable profit was £5,258m (Q320 YTD: £1,306m)
●
Following the completion of the £700m share buyback announced with FY20 results and the ongoing £500m share buyback announced with H121 results, the period end number of shares was 16,851m (December 2020: 17,359m)

●
Total assets increased to £1,407bn (December 2020: £1,350bn) primarily due to a £37bn increase in cash at central banks, a £29bn increase in financial assets at fair value due to an increase in secured lending, a £18bn increase in cash collateral and settlement balances and a £17bn increase in trading portfolio assets due to increased activity, partially offset by a £44bn decrease in derivative assets driven by an increase in major interest rate curves

●	Deposits at amortised cost increased £29bn to £510bn further strengthening the Group’s liquidity position and contributing to a loan: deposit ratio of 69% (December 2020: 71%)
●	Tangible net asset value (TNAV) per share increased to 287p (December 2020: 269p) primarily reflecting 30.8p of EPS, partially offset by negative reserve movements

Barclays UK

●	Profit before tax increased to £1,957m (Q320 YTD: £264m). RoTE was 17.9% (Q320 YTD: 2.2%) reflecting materially lower credit impairment charges
●
Total income increased 2% to £4,837m. Net interest income reduced 1% to £3,889m with a net interest margin (NIM) of 2.53% (Q320 YTD: 2.63%) as strong customer retention and improved margins in mortgages was more than offset by lower unsecured lending balances. Net fee, commission and other income increased 18% to £948m, returning back towards pre-COVID-19 pandemic levels

–
Personal Banking income increased 10% to £2,900m, reflecting strong growth in mortgages alongside improved margins, balance growth in deposits and the non-recurrence of COVID-19 customer support actions, partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances

	–	Barclaycard Consumer UK income decreased 23% to £898m as reduced borrowing and repayments by customers resulted in a lower level of interest earning lending (IEL) balances
–
Business Banking income increased 12% to £1,039m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates

1	The 9% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.

Barclays UK (continued)

●
Credit impairment net release of £306m (Q320 YTD: £1,297m charge) driven by an improved macroeconomic outlook and lower unsecured lending balances due to customer repayments and lower delinquencies. As at 30 September 2021, 30 and 90 day arrears rates in UK cards were 1.0% (Q320: 1.7%) and 0.3% (Q320: 0.8%) respectively

●
Total operating expenses were stable at £3,187m (Q320 YTD: £3,172m) reflecting investment spend and higher operational and customer service costs primarily driven by increased volumes, offset by efficiency savings

●
Loans and advances to customers at amortised cost increased 2% to £208.6bn predominantly from £9.2bn of mortgage growth following a strong flow of new applications as well as strong customer retention, offset by a £2.3bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio carrying value as interest rate yield curves have steepened, £1.7bn lower unsecured lending balances and £0.5bn lower Business Banking balances as repayment of government scheme lending takes effect

●
Customer deposits at amortised cost increased 7% to £256.8bn reflecting an increase of £13.6bn and £2.8bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 86% (December 2020: 89%)

●	RWAs decreased to £73.2bn (December 2020: £73.7bn) as growth in mortgages was more than offset by a reduction in unsecured lending and the ESHLA portfolio

Barclays International

●	Profit before tax increased 97% to £5,500m with a RoTE of 16.4% (Q320 YTD: 7.5%), reflecting a RoTE of 16.4% (Q320 YTD: 10.5%) in CIB and 16.2% (Q320 YTD: (10.6)%) in CC&P
●	The 9% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses
●	Total income decreased to £12,155m (Q320 YTD: £12,435m)
	–	CIB income decreased 1% to £9,702m
–
Global Markets income decreased 14% to £5,368m as a strong performance in Equities, representing the best Q3 YTD on a comparable basis1, was more than offset by FICC. Equities income increased 28% to £2,466m driven by strong client activity in derivatives and increased client balances in financing. FICC income decreased 33% to £2,902m due to tighter spreads and the non-recurrence of prior year client activity levels

–
Investment Banking fees income, representing the best Q3 YTD on a comparable basis1, increased 37% to £2,703m driven by a strong performance in Advisory and Equity capital markets reflecting an increase in the fee pool and an increased market share2

–
Within Corporate, Transaction banking income increased 1% to £1,219m as deposit balance growth was partially offset by margin compression. Corporate lending income increased 2% to £412m driven by the non-recurrence of losses on the mark-to-market of lending and related hedge positions, partially offset by a current year write-off on a single name

	–	CC&P income decreased 6% to £2,453m
		–	International Cards and Consumer Bank income decreased 17% to £1,540m reflecting lower cards balances
		–	Private Bank income increased 9% to £581m, reflecting client balance growth and a gain on a property sale
–
Unified Payments income increased 60% to £332m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220 and merchant acquiring turnover growth following easing of lockdown restrictions

●	Credit impairment net release of £311m (Q320 YTD: £2,989m charge) was driven by an improved macroeconomic outlook
	–	CIB credit impairment net release of £400m (Q320 YTD: £1,507m charge) was supported by limited single name wholesale loan charges
–
CC&P credit impairment charges of £89m (Q320 YTD: £1,482m) was partially driven by lower delinquencies and higher customer repayments. As at 30 September 2021, 30 and 90 day arrears in US cards were 1.5% (Q320: 2.3%) and 0.7% (Q320: 1.1%) respectively

●	Total operating expenses increased 5% to £7,003m
	–	CIB total operating expenses increased 3% to £5,260m due to higher performance costs that reflect an improvement in returns
	–	CC&P total operating expenses increased 10% to £1,743m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio

1	Period covering Q114 – Q321. Pre 2014 financials were not restated following re-segmentation in Q116.
2	Data source: Dealogic for the period covering 1 January to 30 September 2021.

Barclays International (continued)

●
Total assets increased to £1,076bn (December 2020: £1,042bn) primarily due to a £30bn increase in financial assets at fair value, due to an increase in secured lending, a £18bn increase in cash collateral and settlements balances, and a £17bn increase in trading portfolio assets, due to increased activity, partially offset by a £45bn decrease in derivative assets driven by an increase in major interest rate curves

●	RWAs increased to £222.7bn (December 2020: £222.3bn)

Head Office

●	Loss before tax was £517m (Q320 YTD: £639m)
●
Total income was an expense of £212m (Q320 YTD: £331m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments and the recognition of dividends on Barclays’ stake in Absa Group Limited

●
Total operating expenses were £519m (Q320 YTD: £217m), which included a charge of £266m relating to structural cost actions taken as part of the real estate review in Q221, as well as costs associated with the discontinued use of software assets

●	Other net income was £209m (Q320 YTD: £31m expense) driven by a fair value gain in Barclays’ associate investment holding in the Business Growth Fund

Group capital and leverage

●	The CET1 ratio increased to 15.4% (December 2020: 15.1%)
–
CET1 capital increased by £1.0bn to £47.3bn (December 2020: £46.3bn) as profit before tax of £6.9bn was partially offset by the removal of temporary regulatory supporting measures introduced in 2020, share buybacks, dividends and equity coupons paid and foreseen and pensions deficit contribution payments. The £1.1bn release of non-defaulted credit impairment was more than offset by the related reduction in IFRS 9 transitional relief which also decreased due to impairment migrations from Stage 2 to Stage 3 and the relief on the pre-2020 impairment charge reducing from 70% to 50% in 2021

	–	RWAs increased £1.3bn to £307.5bn (December 2020: £306.2bn) primarily due to a growth in mortgages within Barclays UK, partially offset by lower consumer lending
●
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £52.9bn to £1,199.8bn (December 2020: £1,146.9bn) largely driven by an increase in securities financing transactions (SFTs), potential future exposure (PFE) on derivatives and trading portfolio assets (TPAs)

Group funding and liquidity

●
The liquidity pool was £293bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 161% (December 2020: 162%), equivalent to a surplus of £107bn (December 2020: £99bn). The increase in the pool is driven by deposit growth, borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £165.2bn (December 2020: £145.0bn). The Group issued £8.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Capital distributions

●
Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as appropriate

●
Barclays paid a half year dividend of 2.0p per share on 17 September 2021 and initiated the share buyback of up to £500m announced with H121 results in August 2021, of which £279m was completed as at 30 September 2021. This was in addition to the £700m share buyback completed in April 2021

●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

Group outlook and targets

●	Returns: expect to deliver a RoTE above 10% in 2021
●
Impairment: the impairment run rate is expected to remain below historical levels in coming quarters given reduced unsecured lending balances and the improved macroeconomic outlook, acknowledging the continuing uncertainty

●
Costs: FY21 costs, excluding structural cost actions and performance costs, are expected to be c.£12bn1. The Group will continue to drive efficiencies in its franchises and is evaluating planned structural cost actions in Q421, including in Barclays UK

●
Capital: the CET1 ratio is expected to remain above the target range of 13-14% at 31 December 2021, given the uncertain economic environment and known capital headwinds in 2022 of c.75bps, which includes a c.40bps impact from the reversal of software amortisation benefit from 1 January 2022

●
Capital returns: capital returns policy incorporates a progressive ordinary dividend, supplemented by additional cash returns, including share buybacks as appropriate. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

Barclays continues to target the following over the medium term:

●	Returns: RoTE of greater than 10%
●	Cost efficiency: cost: income ratio below 60%
●	Capital adequacy: CET1 ratio in the range of 13-14%

Tushar Morzaria, Group Finance Director

1	Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	3,889	3,917	(1)
Net fee, commission and other income	948	804	18
Total income	4,837	4,721	2
Credit impairment releases/(charges)	306	(1,297)
Net operating income	5,143	3,424	50
Operating expenses	(3,155)	(3,136)	(1)
Litigation and conduct	(32)	(36)	11
Total operating expenses	(3,187)	(3,172)	—
Other net income	1	12	(92)
Profit before tax	1,957	264
Attributable profit	1,336	165

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.6	205.4	203.9
Total assets	312.1	289.1	294.5
Customer deposits at amortised cost	256.8	240.5	232.0
Loan: deposit ratio	86%	89%	91%
Risk weighted assets	73.2	73.7	76.2
Period end allocated tangible equity	10.0	9.7	10.0

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated tangible equity	17.9%	2.2%
Average allocated tangible equity (£bn)	9.9	10.2
Cost: income ratio	66%	67%
Loan loss rate (bps)	—	81
Net interest margin	2.53%	2.63%

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.21	30.09.20
Analysis of total income	£m	£m	% Change
Personal Banking	2,900	2,627	10
Barclaycard Consumer UK	898	1,165	(23)
Business Banking	1,039	929	12
Total income	4,837	4,721	2

Analysis of credit impairment releases/(charges)
Personal Banking	20	(312)
Barclaycard Consumer UK	290	(803)
Business Banking	(4)	(182)
Total credit impairment releases/(charges)	306	(1,297)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	164.6	157.3	155.7
Barclaycard Consumer UK	8.6	9.9	10.7
Business Banking	35.4	38.2	37.5
Total loans and advances to customers at amortised cost	208.6	205.4	203.9

Analysis of customer deposits at amortised cost
Personal Banking	193.3	179.7	173.2
Barclaycard Consumer UK	—	0.1	0.1
Business Banking	63.5	60.7	58.7
Total customer deposits at amortised cost	256.8	240.5	232.0

Barclays International	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	2,308	2,668	(13)
Net trading income	4,904	5,548	(12)
Net fee, commission and other income	4,943	4,219	17
Total income	12,155	12,435	(2)
Credit impairment releases/(charges)	311	(2,989)
Net operating income	12,466	9,446	32
Operating expenses	(6,916)	(6,632)	(4)
Litigation and conduct	(87)	(39)
Total operating expenses	(7,003)	(6,671)	(5)
Other net income	37	19	95
Profit before tax	5,500	2,794	97
Attributable profit	3,961	1,779

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	125.9	122.7	128.0
Trading portfolio assets	144.8	127.7	122.3
Derivative financial instrument assets	257.0	301.8	295.9
Financial assets at fair value through the income statement	200.5	170.7	178.2
Cash collateral and settlement balances	115.9	97.5	121.8
Other assets	231.8	221.4	261.7
Total assets	1,075.9	1,041.8	1,107.9
Deposits at amortised cost	253.3	240.5	262.4
Derivative financial instrument liabilities	252.3	300.4	293.3
Loan: deposit ratio	50%	51%	49%
Risk weighted assets	222.7	222.3	224.7
Period end allocated tangible equity	31.8	30.2	30.5

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated tangible equity	16.4%	7.5%
Average allocated tangible equity (£bn)	32.2	31.8
Cost: income ratio	58%	54%
Loan loss rate (bps)	—	300
Net interest margin	3.96%	3.71%

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	919	974	(6)
Net trading income	4,878	5,578	(13)
Net fee, commission and other income	3,905	3,286	19
Total income	9,702	9,838	(1)
Credit impairment releases/(charges)	400	(1,507)
Net operating income	10,102	8,331	21
Operating expenses	(5,256)	(5,086)	(3)
Litigation and conduct	(4)	(6)	33
Total operating expenses	(5,260)	(5,092)	(3)
Other net income	1	4	(75)
Profit before tax	4,843	3,243	49
Attributable profit	3,469	2,141	62

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	93.8	92.4	96.8
Trading portfolio assets	144.7	127.5	122.2
Derivative financial instrument assets	256.9	301.7	295.9
Financial assets at fair value through the income statement	200.4	170.4	177.9
Cash collateral and settlement balances	115.1	96.7	121.0
Other assets	200.4	194.9	228.9
Total assets	1,011.3	983.6	1,042.7
Deposits at amortised cost	185.8	175.2	195.6
Derivative financial instrument liabilities	252.2	300.3	293.2
Risk weighted assets	192.5	192.2	193.3

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated tangible equity	16.4%	10.5%
Average allocated tangible equity (£bn)	28.2	27.2
Cost: income ratio	54%	52%

Analysis of total income	£m	£m	% Change
FICC	2,902	4,326	(33)
Equities	2,466	1,929	28
Global Markets	5,368	6,255	(14)
Advisory	634	329	93
Equity capital markets	655	369	78
Debt capital markets	1,414	1,279	11
Investment Banking fees	2,703	1,977	37
Corporate lending	412	404	2
Transaction banking	1,219	1,202	1
Corporate	1,631	1,606	2
Total income	9,702	9,838	(1)

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	1,390	1,694	(18)
Net fee, commission, trading and other income	1,063	903	18
Total income	2,453	2,597	(6)
Credit impairment charges	(89)	(1,482)	94
Net operating income	2,364	1,115
Operating expenses	(1,660)	(1,546)	(7)
Litigation and conduct	(83)	(33)
Total operating expenses	(1,743)	(1,579)	(10)
Other net income	36	15
Profit/(loss) before tax	657	(449)
Attributable profit/(loss)	492	(362)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	32.1	30.3	31.2
Total assets	64.6	58.2	65.2
Deposits at amortised cost	67.5	65.3	66.8
Risk weighted assets	30.2	30.1	31.4

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated tangible equity	16.2%	(10.6)%
Average allocated tangible equity (£bn)	4.0	4.6
Cost: income ratio	71%	61%
Loan loss rate (bps)	35	577

Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	1,540	1,857	(17)
Private Bank	581	533	9
Unified Payments	332	207	60
Total income	2,453	2,597	(6)

Head Office	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	(354)	(307)	(15)
Net fee, commission and other income	142	(24)
Total income	(212)	(331)	36
Credit impairment releases/(charges)	5	(60)
Net operating income	(207)	(391)	47
Operating expenses	(507)	(186)
Litigation and conduct	(12)	(31)	61
Total operating expenses	(519)	(217)
Other net income/(expenses)	209	(31)
Loss before tax	(517)	(639)	19
Attributable loss	(39)	(638)	94

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Total assets	18.5	18.6	19.3
Risk weighted assets	11.5	10.2	9.8
Period end allocated tangible equity	6.5	6.8	7.1

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Average allocated tangible equity (£bn)	5.0	6.5

 Quarterly Results Summary

Barclays Group
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,940	2,052	1,851	1,845	2,055	1,892	2,331	2,344
Net fee, commission and other income	3,525	3,363	4,049	3,096	3,149	3,446	3,952	2,957
Total income	5,465	5,415	5,900	4,941	5,204	5,338	6,283	5,301
Credit impairment (charges)/releases	(120)	797	(55)	(492)	(608)	(1,623)	(2,115)	(523)
Net operating income	5,345	6,212	5,845	4,449	4,596	3,715	4,168	4,778
Operating costs	(3,446)	(3,587)	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)
UK bank levy	—	—	—	(299)	—	—	—	(226)
Litigation and conduct	(32)	(66)	(33)	(47)	(76)	(20)	(10)	(167)
Total operating expenses	(3,478)	(3,653)	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)
Other net income/(expenses)	94	21	132	23	18	(26)	8	20
Profit before tax	1,961	2,580	2,399	646	1,147	359	913	1,097
Tax charge	(317)	(263)	(496)	(163)	(328)	(42)	(71)	(189)
Profit after tax	1,644	2,317	1,903	483	819	317	842	908
Non-controlling interests	(1)	(15)	(4)	(37)	(4)	(21)	(16)	(42)
Other equity instrument holders	(197)	(194)	(195)	(226)	(204)	(206)	(221)	(185)
Attributable profit	1,446	2,108	1,704	220	611	90	605	681

Performance measures
Return on average tangible shareholders' equity	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%
Average tangible shareholders' equity (£bn)	48.4	46.5	46.5	47.6	48.3	50.2	47.0	46.4
Cost: income ratio	64%	67%	61%	77%	67%	62%	52%	70%
Loan loss rate (bps)	13	—	6	56	69	179	223	60
Basic earnings per share	8.5p	12.3p	9.9p	1.3p	3.5p	0.5p	3.5p	3.9p
Basic weighted average number of shares (m)	17,062	17,140	17,293	17,300	17,298	17,294	17,278	17,200
Period end number of shares (m)	16,851	16,998	17,223	17,359	17,353	17,345	17,332	17,322

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	353.0	348.5	345.8	342.6	344.4	354.9	374.1	339.1
Loans and advances at amortised cost impairment coverage ratio	1.7%	1.8%	2.2%	2.4%	2.5%	2.5%	2.1%	1.8%
Total assets	1,406.5	1,376.3	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2
Deposits at amortised cost	510.2	500.9	498.8	481.0	494.6	466.9	470.7	415.8
Tangible net asset value per share	287p	281p	267p	269p	275p	284p	284p	262p
Common equity tier 1 ratio	15.4%	15.1%	14.6%	15.1%	14.6%	14.2%	13.1%	13.8%
Common equity tier 1 capital	47.3	46.2	45.9	46.3	45.5	45.4	42.5	40.8
Risk weighted assets	307.5	306.4	313.4	306.2	310.7	319.0	325.6	295.1
Average UK leverage ratio	4.9%	4.8%	4.9%	5.0%	5.1%	4.7%	4.5%	4.5%
Average UK leverage exposure	1,199.8	1,192.0	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8
UK leverage ratio	5.1%	5.0%	5.0%	5.3%	5.2%	5.2%	4.5%	5.1%
UK leverage exposure	1,161.0	1,153.6	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7

Funding and liquidity
Group liquidity pool (£bn)	293	291	290	266	327	298	237	211
Liquidity coverage ratio	161%	162%	161%	162%	181%	186%	155%	160%
Loan: deposit ratio	69%	70%	69%	71%	70%	76%	79%	82%

1	Refer to pages 27 to 33 for further information on how capital, RWAs and leverage are calculated.

vQuarterly Results by Business

Barclays UK
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,303	1,305	1,281	1,317	1,280	1,225	1,412	1,478
Net fee, commission and other income	335	318	295	309	270	242	292	481
Total income	1,638	1,623	1,576	1,626	1,550	1,467	1,704	1,959
Credit impairment (charges)/releases	(137)	520	(77)	(170)	(233)	(583)	(481)	(190)
Net operating income	1,501	2,143	1,499	1,456	1,317	884	1,223	1,769
Operating costs	(1,041)	(1,078)	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)
UK bank levy	—	—	—	(50)	—	—	—	(41)
Litigation and conduct	(10)	(19)	(3)	4	(25)	(6)	(5)	(58)
Total operating expenses	(1,051)	(1,097)	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)
Other net income/(expenses)	1	—	—	6	(1)	13	—	—
Profit/(loss) before tax	451	1,046	460	282	196	(127)	195	647
Attributable profit/(loss)	317	721	298	160	113	(123)	175	438

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.6	207.8	205.7	205.4	203.9	202.0	195.7	193.7
Total assets	312.1	311.2	309.1	289.1	294.5	287.6	267.5	257.8
Customer deposits at amortised cost	256.8	255.5	247.5	240.5	232.0	225.7	207.5	205.5
Loan: deposit ratio	86%	87%	88%	89%	91%	92%	96%	96%
Risk weighted assets	73.2	72.2	72.7	73.7	76.2	77.9	77.7	74.9
Period end allocated tangible equity	10.0	9.9	10.0	9.7	10.0	10.3	10.3	10.3

Performance measures
Return on average allocated tangible equity	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%
Average allocated tangible equity (£bn)	10.0	9.9	9.9	9.8	10.1	10.3	10.1	10.3
Cost: income ratio	64%	68%	66%	73%	72%	70%	60%	57%
Loan loss rate (bps)	24	—	14	31	43	111	96	38
Net interest margin	2.49%	2.55%	2.54%	2.56%	2.51%	2.48%	2.91%	3.03%

Analysis of Barclays UK	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	990	987	923	895	833	826	968	1,064
Barclaycard Consumer UK	293	290	315	354	362	367	436	533
Business Banking	355	346	338	377	355	274	300	362
Total income	1,638	1,623	1,576	1,626	1,550	1,467	1,704	1,959

Analysis of credit impairment (charges)/releases
Personal Banking	(30)	72	(22)	(68)	(48)	(130)	(134)	(71)
Barclaycard Consumer UK	(108)	434	(36)	(78)	(106)	(396)	(301)	(108)
Business Banking	1	14	(19)	(24)	(79)	(57)	(46)	(11)
Total credit impairment (charges)/releases	(137)	520	(77)	(170)	(233)	(583)	(481)	(190)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	164.6	162.4	160.4	157.3	155.7	154.9	153.4	151.9
Barclaycard Consumer UK	8.6	8.8	8.7	9.9	10.7	11.5	13.6	14.7
Business Banking	35.4	36.6	36.6	38.2	37.5	35.6	28.7	27.1
Total loans and advances to customers at amortised cost	208.6	207.8	205.7	205.4	203.9	202.0	195.7	193.7

Analysis of customer deposits at amortised cost
Personal Banking	193.3	191.0	186.0	179.7	173.2	169.6	161.4	159.2
Barclaycard Consumer UK	—	0.1	0.1	0.1	0.1	0.1	—	—
Business Banking	63.5	64.4	61.4	60.7	58.7	56.0	46.1	46.3
Total customer deposits at amortised cost	256.8	255.5	247.5	240.5	232.0	225.7	207.5	205.5

Barclays International
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	749	811	748	614	823	847	998	965
Net trading income	1,515	1,455	1,934	1,372	1,528	1,660	2,360	929
Net fee, commission and other income	1,673	1,553	1,717	1,500	1,430	1,503	1,286	1,558
Total income	3,937	3,819	4,399	3,486	3,781	4,010	4,644	3,452
Credit impairment releases/(charges)	18	271	22	(291)	(370)	(1,010)	(1,609)	(329)
Net operating income	3,955	4,090	4,421	3,195	3,411	3,000	3,035	3,123
Operating costs	(2,310)	(2,168)	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)
UK bank levy	—	—	—	(240)	—	—	—	(174)
Litigation and conduct	(3)	(63)	(21)	(9)	(28)	(11)	—	(86)
Total operating expenses	(2,313)	(2,231)	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)
Other net income	15	13	9	9	9	4	6	17
Profit before tax	1,657	1,872	1,971	822	1,165	807	822	640
Attributable profit	1,263	1,267	1,431	441	782	468	529	397

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	125.9	121.9	123.5	122.7	128.0	138.1	167.0	132.8
Trading portfolio assets	144.8	147.1	131.1	127.7	122.3	109.5	101.6	113.3
Derivative financial instrument assets	257.0	255.4	269.4	301.8	295.9	306.8	341.5	228.9
Financial assets at fair value through the income statement	200.5	190.4	197.5	170.7	178.2	154.3	188.4	128.4
Cash collateral and settlement balances	115.9	108.5	109.7	97.5	121.8	130.8	153.2	79.4
Other assets	231.8	223.5	221.7	221.4	261.7	236.3	201.5	178.6
Total assets	1,075.9	1,046.8	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2	861.4
Deposits at amortised cost	253.3	245.4	251.2	240.5	262.4	241.2	263.3	210.0
Derivative financial instrument liabilities	252.3	246.9	260.2	300.4	293.3	307.6	338.8	228.9
Loan: deposit ratio	50%	50%	49%	51%	49%	57%	63%	63%
Risk weighted assets	222.7	223.2	230.0	222.3	224.7	231.2	237.9	209.2
Period end allocated tangible equity	31.8	31.8	32.7	30.2	30.5	31.6	33.1	29.6

Performance measures
Return on average allocated tangible equity	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%
Average allocated tangible equity (£bn)	31.8	32.4	32.3	30.5	30.6	33.5	31.2	30.9
Cost: income ratio	59%	58%	56%	68%	60%	55%	48%	72%
Loan loss rate (bps)	—	—	(7)	90	112	284	377	96
Net interest margin	4.02%	3.96%	3.92%	3.41%	3.79%	3.43%	3.93%	4.29%

Analysis of Barclays International

Corporate and Investment Bank	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	279	370	270	110	305	334	335	248
Net trading income	1,467	1,494	1,917	1,397	1,535	1,812	2,231	951
Net fee, commission and other income	1,383	1,115	1,407	1,131	1,065	1,170	1,051	1,115
Total income	3,129	2,979	3,594	2,638	2,905	3,316	3,617	2,314
Credit impairment releases/(charges)	128	229	43	(52)	(187)	(596)	(724)	(30)
Net operating income	3,257	3,208	3,637	2,586	2,718	2,720	2,893	2,284
Operating costs	(1,747)	(1,623)	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)
UK bank levy	—	—	—	(226)	—	—	—	(156)
Litigation and conduct	(2)	(1)	(1)	2	(3)	(3)	—	(79)
Total operating expenses	(1,749)	(1,624)	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)
Other net income	—	—	1	2	1	3	—	1
Profit before tax	1,508	1,584	1,751	761	1,000	1,040	1,203	359
Attributable profit	1,157	1,049	1,263	413	627	694	820	193

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	93.8	91.0	94.3	92.4	96.8	104.9	128.2	92.0
Trading portfolio assets	144.7	147.0	130.9	127.5	122.2	109.3	101.5	113.3
Derivative financial instruments assets	256.9	255.3	269.4	301.7	295.9	306.7	341.4	228.8
Financial assets at fair value through the income statement	200.4	190.3	197.3	170.4	177.9	153.7	187.8	127.7
Cash collateral and settlement balances	115.1	107.7	108.8	96.7	121.0	129.7	152.2	78.5
Other assets	200.4	192.5	190.8	194.9	228.9	205.5	171.4	155.3
Total assets	1,011.3	983.8	991.5	983.6	1,042.7	1,009.8	1,082.5	795.6
Deposits at amortised cost	185.8	178.2	185.2	175.2	195.6	173.9	198.4	146.2
Derivative financial instrument liabilities	252.2	246.8	260.2	300.3	293.2	307.6	338.7	228.9
Risk weighted assets	192.5	194.3	201.3	192.2	193.3	198.3	201.7	171.5

Performance measures
Return on average allocated tangible equity	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%
Average allocated tangible equity (£bn)	27.8	28.4	28.2	26.3	26.4	29.0	26.2	25.8
Cost: income ratio	56%	55%	53%	69%	59%	51%	47%	83%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	803	895	1,204	812	1,000	1,468	1,858	726
Equities	757	777	932	542	691	674	564	409
Global Markets	1,560	1,672	2,136	1,354	1,691	2,142	2,422	1,135
Advisory	253	218	163	232	90	84	155	202
Equity capital markets	186	226	243	104	122	185	62	56
Debt capital markets	532	429	453	418	398	463	418	322
Investment Banking fees	971	873	859	754	610	732	635	580
Corporate lending	168	38	206	186	232	61	111	202
Transaction banking	430	396	393	344	372	381	449	397
Corporate	598	434	599	530	604	442	560	599
Total income	3,129	2,979	3,594	2,638	2,905	3,316	3,617	2,314

Analysis of Barclays International

Consumer, Cards and Payments	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	471	441	478	504	518	513	663	717
Net fee, commission, trading and other income	337	399	327	344	358	181	364	421
Total income	808	840	805	848	876	694	1,027	1,138
Credit impairment (charges)/releases	(110)	42	(21)	(239)	(183)	(414)	(885)	(299)
Net operating income	698	882	784	609	693	280	142	839
Operating costs	(563)	(545)	(552)	(530)	(511)	(506)	(529)	(549)
UK bank levy	—	—	—	(14)	—	—	—	(18)
Litigation and conduct	(1)	(62)	(20)	(11)	(25)	(8)	—	(7)
Total operating expenses	(564)	(607)	(572)	(555)	(536)	(514)	(529)	(574)
Other net income	15	13	8	7	8	1	6	16
Profit/(loss) before tax	149	288	220	61	165	(233)	(381)	281
Attributable profit/(loss)	106	218	168	28	155	(226)	(291)	204

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	32.1	30.9	29.2	30.3	31.2	33.2	38.8	40.8
Total assets	64.6	63.0	61.4	58.2	65.2	66.0	70.7	65.8
Deposits at amortised cost	67.5	67.2	66.0	65.3	66.8	67.3	64.9	63.8
Risk weighted assets	30.2	29.0	28.8	30.1	31.4	32.9	36.2	37.7

Performance measures
Return on average allocated tangible equity	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%
Average allocated tangible equity (£bn)	4.0	4.0	4.1	4.2	4.2	4.5	5.0	5.1
Cost: income ratio	70%	72%	71%	65%	61%	74%	52%	50%
Loan loss rate (bps)	127	—	27	286	211	455	846	273

Head Office
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(112)	(64)	(178)	(86)	(48)	(180)	(79)	(99)
Net fee, commission and other income	2	37	103	(85)	(79)	41	14	(11)
Total income	(110)	(27)	(75)	(171)	(127)	(139)	(65)	(110)
Credit impairment (charges)/releases	(1)	6	—	(31)	(5)	(30)	(25)	(4)
Net operating expenses	(111)	(21)	(75)	(202)	(132)	(169)	(90)	(114)
Operating costs	(95)	(341)	(71)	(213)	(69)	(106)	(11)	(45)
UK bank levy	—	—	—	(9)	—	—	—	(11)
Litigation and conduct	(19)	16	(9)	(42)	(23)	(3)	(5)	(23)
Total operating expenses	(114)	(325)	(80)	(264)	(92)	(109)	(16)	(79)
Other net income/(expenses)	78	8	123	8	10	(43)	2	3
Loss before tax	(147)	(338)	(32)	(458)	(214)	(321)	(104)	(190)
Attributable (loss)/profit	(134)	120	(25)	(381)	(284)	(255)	(99)	(154)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.5	18.3	17.7	18.6	19.3	21.7	23.6	21.0
Risk weighted assets	11.5	11.1	10.7	10.2	9.8	9.9	10.0	11.0
Period end allocated tangible equity	6.5	5.9	3.3	6.8	7.1	7.4	6.0	5.6

Performance measures
Average allocated tangible equity (£bn)	6.6	4.2	4.3	7.3	7.6	6.4	5.6	5.2

Performance Management

Margins and balances
	Nine months ended 30.09.21			Nine months ended 30.09.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,889	205,889	2.53	3,917	199,048	2.63
Barclays International1,2	2,301	77,628	3.96	2,686	96,799	3.71
Total Barclays UK and Barclays International	6,190	283,517	2.92	6,603	295,847	2.98
Other3	(347)			(325)
Total Barclays Group	5,843			6,278

1	Barclays International margins include IEL balances within the investment banking business.
2
Barclays amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market in Q420 from net investment income to interest expense within net interest income. Had the equivalent Q320 YTD interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 3.60% and 2.95% respectively.

3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 September 2021 was £224bn (September 2020: £181bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £1,042m (Q320 YTD: £1,273m) and net structural hedge contributions of £889m (Q320 YTD: £917m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.21	£m	£m	%
Barclays UK	1,303	207,692	2.49
Barclays International1	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International1	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International1	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

Three months ended 31.12.20
Barclays UK	1,317	204,315	2.56
Barclays International1,2	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International1,2	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

1	Barclays International margins include IEL balances within the investment banking business.
2
The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.68% in Q320 and 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been 2.86% in Q320 and 2.91% in Q420 respectively.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 September 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 September 2021.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as Expected Credit Losses (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	161,520	22,277	2,666	186,463	304	1,163	908	2,375	184,088
Barclays International	23,592	4,121	1,647	29,360	490	966	858	2,314	27,046
Head Office	3,953	431	742	5,126	3	37	356	396	4,730
Total Barclays Group retail	189,065	26,829	5,055	220,949	797	2,166	2,122	5,085	215,864
Barclays UK	34,810	1,986	1,067	37,863	55	30	25	110	37,753
Barclays International	86,196	12,372	1,273	99,841	209	260	515	984	98,857
Head Office	518	3	33	554	—	—	31	31	523
Total Barclays Group wholesale1	121,524	14,361	2,373	138,258	264	290	571	1,125	137,133
Total loans and advances at amortised cost	310,589	41,190	7,428	359,207	1,061	2,456	2,693	6,210	352,997
Off-balance sheet loan commitments and financial guarantee contracts2	306,313	41,766	750	348,829	225	298	24	547	348,282
Total3	616,902	82,956	8,178	708,036	1,286	2,754	2,717	6,757	701,279

	As at 30.09.21				Nine months ended 30.09.21
	Coverage ratio				Loan impairment (release)/charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment release		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	5.2	34.1	1.3		34		2
Barclays International	2.1	23.4	52.1	7.9		88		40
Head Office	0.1	8.6	48.0	7.7		(5)		—
Total Barclays Group retail	0.4	8.1	42.0	2.3		117		7
Barclays UK	0.2	1.5	2.3	0.3		(81)		—
Barclays International	0.2	2.1	40.5	1.0		(125)		—
Head Office	—	—	93.9	5.6		—		—
Total Barclays Group wholesale1	0.2	2.0	24.1	0.8		(206)		—
Total loans and advances at amortised cost	0.3	6.0	36.3	1.7		(89)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.7	3.2	0.2		(513)
Other financial assets subject to impairment3						(20)
Total	0.2	3.3	33.2	1.0		(622)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,229m of balances reported as wholesale loans on page 24 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £20.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £190.8bn and impairment allowance of £112m. This comprises £5m ECL on £190.6bn Stage 1 assets, Nil on £68m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £107m on £113m Stage 3 other assets.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International1	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International1	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale2	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts3	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total4	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate5
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International1	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	—	3.0	10.3	0.7		154		41
Barclays International1	0.4	3.3	37.8	1.7		914		93
Head Office	—	—	93.9	5.1		—		—
Total Barclays Group wholesale2	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts3	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment4						153
Total5	0.2	4.2	33.4	1.4		4,838

1	Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 24 in the Loans and advances at amortised cost by product disclosure.

3	Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets, £9m on £4.4bn Stage 2 fair value through other comprehensive income assets,other assets and cash collateral and settlement balances and £145m on £154m Stage 3 other assets.

5	The loan loss rate is 138 bps after applying the total impairment charge of £4,838m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,033	16,545	1,585	717	18,847	2,201	169,081
Credit cards, unsecured loans and other retail lending	34,565	6,958	292	261	7,511	2,563	44,639
Wholesale loans	127,991	14,062	275	495	14,832	2,664	145,487
Total	310,589	37,565	2,152	1,473	41,190	7,428	359,207

Impairment allowance
Home loans	17	50	6	7	63	404	484
Credit cards, unsecured loans and other retail lending	707	1,861	83	121	2,065	1,610	4,382
Wholesale loans	337	320	5	3	328	679	1,344
Total	1,061	2,231	94	131	2,456	2,693	6,210

Net exposure
Home loans	148,016	16,495	1,579	710	18,784	1,797	168,597
Credit cards, unsecured loans and other retail lending	33,858	5,097	209	140	5,446	953	40,257
Wholesale loans	127,654	13,742	270	492	14,504	1,985	144,143
Total	309,528	35,334	2,058	1,342	38,734	4,735	352,997

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.4	0.3
Credit cards, unsecured loans and other retail lending	2.0	26.7	28.4	46.4	27.5	62.8	9.8
Wholesale loans	0.3	2.3	1.8	0.6	2.2	25.5	0.9
Total	0.3	5.9	4.4	8.9	6.0	36.3	1.7

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home Loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale Loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

Measurement uncertainty

Forecast Macroeconomic Variables were refreshed in Q321, following on from the Q221 update, with key drivers for the Baseline scenario more optimistic than Q420 and Q221. In the Baseline scenario, UK GDP returns to the pre-COVID-19 pandemic levels by early 2022 with peak UK unemployment of 5.4% in Q122. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back to 5% by Q122 in the UK, and to 4% by Q222 in the US. In the Downside 2 scenario, supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines results in full national lockdowns. This leads to significant falls in GDP in Q421 and UK and US unemployment reaching c.10% and 12% respectively in Q122.

The Group uses a five-scenario model to calculate ECL. The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. The range of future paths generated in the calculation of the weights at 30 September 2021 is narrower than at 30 June 2021 and 31 December 2020 due to continued growth in UK and US GDP and lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weightings.

In isolation, the reduction in Baseline unemployment forecast between Q2 and Q3 would lead to a reduction in unsecured ECL. However, the reduction in Downside 2 unemployment forecast between Q2 and Q3 is lower than the movement in the Baseline unemployment forecast; this widening delta between Baseline and Downside 2 unemployment forecast moderates the overall impact.

Although the macroeconomic outlook has improved, the level of uncertainty is relatively high. Unemployment remains at elevated levels, with a significant number of jobs at risk of redundancy as measures of support are tapered down in the UK, US and Germany between the end of Q321 and Q122 respectively. To date, limited defaults have been observed in response to the COVID-19 pandemic, but credit deterioration may occur as support is withdrawn. This uncertainty continues to be captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level. As a result, economic uncertainty PMAs and total PMAs remained relatively stable at £2.0bn (30 June 2021: £2.1bn) and £2.0bn (30 June 2021: £1.9bn) respectively.

The tables below show the key consensus macroeconomic variables used in the Baseline scenario and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023
As at 30.09.21%		%	%
UK GDP1	6.5	5.2	2.3
UK unemployment2	5.0	5.1	4.7
UK HPI3	3.8	0.8	2.6
UK bank rate	0.1	0.2	0.5
US GDP1	6.8	4.4	2.4
US unemployment4	5.5	4.2	4.0
US HPI5	7.8	4.1	4.0
US federal funds rate	0.2	0.3	0.8

As at 30.06.21
UK GDP1	4.9	5.6	2.3
UK unemployment2	5.8	5.7	5.1
UK HPI3	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP1	5.7	3.9	1.6
US unemployment4	5.6	4.5	4.4
US HPI5	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP1	6.3	3.3	2.6
UK unemployment2	6.7	6.4	5.8
UK HPI3	2.4	2.3	5.0
UK bank rate	—	(0.1)	—
US GDP1	3.9	3.1	2.9
US unemployment4	6.9	5.7	5.6
US HPI5	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.21
Scenario probability weighting	17.9	25.7	28.9	16.3	11.2
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Treasury and Capital Risk

Capital

The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.

On 14 October 2021, the PRA published their final Policy Statement on the implementation of Basel III standards. The Policy Statement confirmed the PRA’s intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.40bps benefit in the CET1 ratio will be reversed from 1 January 2022.

Capital ratios1,2,3	As at 30.09.21	As at 30.06.21	As at 31.12.20
CET1	15.4%	15.1%	15.1%
Tier 1 (T1)	19.6%	18.9%	19.0%
Total regulatory capital	22.9%	22.3%	22.1%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,697	67,052	65,797
Less: other equity instruments (recognised as AT1 capital)	(12,252)	(11,167)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(419)	(510)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	(221)	—	—
Adjustment to retained earnings for foreseeable other equity coupons	(51)	(35)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,427)	(1,447)	(1,146)
Goodwill and intangible assets	(6,850)	(6,814)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(662)	(664)	(595)
Fair value reserves related to gains or losses on cash flow hedges	46	(665)	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	940	934	870
Defined benefit pension fund assets	(1,925)	(1,828)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,332	1,331	2,556
Other regulatory adjustments	144	88	55
CET1 capital	47,302	46,225	46,296

AT1 capital
Capital instruments and related share premium accounts	12,252	11,167	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	636	648	646
Other regulatory adjustments and deductions	(80)	(80)	(80)
AT1 capital	12,808	11,735	11,738

T1 capital	60,110	57,960	58,034

T2 capital
Capital instruments and related share premium accounts	8,927	8,969	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,306	1,401	1,893
Credit risk adjustments (excess of impairment over expected losses)	98	79	57
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	70,281	68,249	67,660

Total RWAs	307,464	306,424	306,203

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 15.0%, with £46.0bn of CET1 capital and £307.2bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended 30.09.21	Nine months ended 30.09.21
	£m	£m
Opening CET1 capital	46,225	46,296

Profit for the period attributable to equity holders	1,643	5,844
Own credit relating to derivative liabilities	5	22
Ordinary share dividends paid and foreseen	(248)	(757)
Purchased and foreseeable share repurchase	(500)	(1,200)
Other equity coupons paid and foreseen	(213)	(607)
Increase in retained regulatory capital generated from earnings	687	3,302

Net impact of share schemes	175	127
Fair value through other comprehensive income reserve	82	(168)
Currency translation reserve	432	(63)
Other reserves	(6)	(7)
Increase / (decrease) in other qualifying reserves	683	(111)

Pension remeasurements within reserves	(177)	(74)
Defined benefit pension fund asset deduction	(97)	(599)
Net impact of pensions	(274)	(673)

Additional value adjustments (PVA)	20	(281)
Goodwill and intangible assets	(36)	64
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	2	(67)
Adjustment under IFRS 9 transitional arrangements	1	(1,224)
Other regulatory adjustments	(6)	(4)
Decrease in regulatory capital due to adjustments and deductions	(19)	(1,512)

Closing CET1 capital	47,302	47,302

CET1 capital increased £1.0bn to £47.3bn (December 2020: £46.3bn). £5.8bn of capital generated from profits were partially offset by distributions of £2.6bn comprising:

●	£0.8bn of dividends paid and foreseen for ordinary shares, which includes £0.3bn for the 2.0p per share half year dividend and a £0.4bn accrual towards a FY21 dividend
●	£1.2bn for share buybacks made up of £0.7bn for the share buyback announced with FY20 results and £0.5bn for the share buyback announced with H121 results; and
●	£0.6bn of equity coupons paid

Other significant movements in the period were:

●	A £0.7bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021 and September 2021
●	A £0.3bn increase in the PVA deduction due to the removal of temporary regulatory supporting measures applied to certain additional valuation adjustments
●
A £1.2bn decrease in IFRS 9 transitional relief, after tax, primarily due to a credit impairment net release, impairment migrations from Stage 2 to Stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,128	53,981	464	—	—	158	115	—	11,381	73,227
Corporate and Investment Bank	26,778	70,842	17,063	19,477	211	2,347	16,399	15,934	23,453	192,504
Consumer, Cards and Payments	20,159	2,740	255	30	—	37	—	44	6,948	30,213
Barclays International	46,937	73,582	17,318	19,507	211	2,384	16,399	15,978	30,401	222,717
Head Office	4,984	7,344	—	—	—	—	—	—	(808)	11,520
Barclays Group	59,049	134,907	17,782	19,507	211	2,542	16,514	15,978	40,974	307,464

As at 30.06.21
Barclays UK	7,151	52,995	437	—	—	163	33	—	11,381	72,160
Corporate and Investment Bank	26,406	71,540	15,343	18,973	101	2,668	17,761	18,010	23,453	194,255
Consumer, Cards and Payments	19,218	2,509	158	40	—	29	—	55	6,948	28,957
Barclays International	45,624	74,049	15,501	19,013	101	2,697	17,761	18,065	30,401	223,212
Head Office	4,591	7,269	—	—	—	—	—	—	(808)	11,052
Barclays Group	57,366	134,313	15,938	19,013	101	2,860	17,794	18,065	40,974	306,424

As at 31.12.20
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	1,903	3,904	(1,848)	76	4,035
Acquisitions and disposals	(1,018)	—	—	—	(1,018)
Book quality	563	201	—	—	764
Model updates	(962)	(186)	—	—	(1,148)
Methodology and policy	(115)	416	(1,289)	—	(988)
Foreign exchange movements1	(384)	—	—	—	(384)
Total RWA movements	(13)	4,335	(3,137)	76	1,261
Closing RWAs (as at 30.09.21)	193,956	40,042	32,492	40,974	307,464

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

Overall RWAs increased £1.3bn to £307.5bn (December 2020: £306.2bn).

Credit risk RWAs remained broadly stable:

●	A £1.9bn increase in book size mainly driven by growth in mortgages within Barclays UK, partially offset by lower consumer lending and ESHLA
●	A £1.0bn decrease in acquisitions and disposals mainly driven by disposal of wholesale loans during the year

Counterparty Credit risk RWAs increased £4.3bn:

●	A £3.9bn increase in book size primarily due to an increase in trading activities within SFTs and derivatives

Market risk RWAs decreased £3.1bn:

●	A £1.8bn decrease in book size primarily due to reduced risk taking in Equities and Counterparty Risk Trading in the period
●	A £1.3bn decrease in methodology and policy is driven by a change in the historical lookback period of the VaR model from two years to one year

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 30 September 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s adoption of CRR II settlement netting.

On 8 October 2021, the PRA published its Policy Statement on the UK leverage ratio framework. The Policy Statement confirms that UK banks will be subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, technical changes generally align to the Basel III standards with the exception of the qualifying claims on central banks exemption. From 1 January 2022 central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

Leverage ratios1,2	As at 30.09.21	As at 30.06.21	As at 31.12.20
	£m	£m	£m
Average UK leverage ratio	4.9%	4.8%	5.0%
Average T1 capital3	58,580	57,280	57,069
Average UK leverage exposure	1,199,774	1,191,986	1,146,919

UK leverage ratio	5.1%	5.0%	5.3%

CET1 capital	47,302	46,225	46,296
AT1 capital	12,172	11,087	11,092
T1 capital3	59,474	57,312	57,388

UK leverage exposure	1,160,983	1,153,570	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	258,093	256,636	302,446
Derivative cash collateral	54,166	54,063	64,798
Securities financing transactions	190,927	182,820	164,034
Loans and advances and other assets	903,327	882,814	818,236
Total IFRS assets	1,406,513	1,376,333	1,349,514

Regulatory consolidation adjustments	(2,192)	(1,406)	(1,144)

Derivatives adjustments
Derivatives netting	(231,559)	(229,123)	(272,275)
Adjustments to collateral	(47,490)	(42,774)	(57,414)
Net written credit protection	15,910	16,730	14,986
Potential future exposure on derivatives	143,517	135,162	117,010
Total derivatives adjustments	(119,622)	(120,005)	(197,693)

SFTs adjustments	24,579	23,511	21,114

Regulatory deductions and other adjustments	(19,454)	(22,525)	(17,469)

Weighted off-balance sheet commitments	115,521	111,870	113,704

Qualifying central bank claims	(198,817)	(172,465)	(155,890)

Settlement netting	(45,545)	(41,743)	(21,229)

UK leverage exposure	1,160,983	1,153,570	1,090,907

1
Fully loaded average UK leverage ratio was 4.8%, with £57.3bn of T1 capital and £1,198.5bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £58.1bn of T1 capital and £1,159.7bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £52.9bn to £1,199.8bn (December 2020: £1,146.9bn) largely driven by an increase in SFTs, PFE on derivatives and TPAs.

The UK leverage ratio decreased to 5.1% (December 2020: 5.3%). The UK leverage exposure increased by £70.1bn to £1,161.0bn (December 2020: £1,090.9bn) primarily driven by a £26.9bn increase in SFTs, a £26.5bn increase in PFE on derivatives and a £17.0bn increase in TPAs due to increased trading activity in CIB.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q3 2021, expected to be published on 21 October 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II.

MREL

The Group is currently required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022. As at 30 September 2021, the Group’s MREL requirement was to meet 6.9% of CRR leverage exposures.

On 22 July 2021 the BoE published a consultation paper on its approach to setting MREL. Under the proposed changes to their 2018 Statement of Policy, from 1 January 2022, the Group’s expected MREL requirements will be to meet the higher of: (i) two times the sum of Pillar 1 and Pillar 2A; and (ii) the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures. Given UK banks will be subject to a single UK leverage ratio requirement from 1 January 2022, the CRR leverage exposure requirements in relation to MREL may not apply from that date. Additionally, the proposals clarify that own funds instruments issued by subsidiaries will no longer be eligible to count towards the Group’s MREL from 1 January 2022.

CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios1,2	As a percentage of RWAs			As a percentage of CRR leverage exposure
	As at 30.09.21	As at 30.06.21	As at 31.12.20	As at 30.09.21	As at 30.06.21	As at 31.12.20
Total Barclays PLC (the Parent company) own funds and eligible liabilities	34.8%	33.7%	32.7%	7.8%	7.7%	8.0%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	35.5%	34.4%	33.6%	8.0%	7.9%	8.2%

Own funds and eligible liabilities1,2				As at 30.09.21	As at 30.06.21	As at 31.12.20
				£m	£m	£m
CET1 capital				47,302	46,225	46,296
AT1 capital instruments and related share premium accounts3				12,172	11,087	11,092
T2 capital instruments and related share premium accounts3				8,865	8,888	7,733
Eligible liabilities				38,787	37,095	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				107,126	103,295	100,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries				636	648	646
Qualifying T2 capital (including minority interests) issued by subsidiaries				1,306	1,401	1,893
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments				109,068	105,344	102,746

Total RWAs				307,464	306,424	306,203
Total CRR leverage exposure4				1,368,259	1,334,929	1,254,157

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 30 September 2021 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 9.2% and as a percentage of the average UK leverage exposure was 8.9%.

3	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £62m (December 2020: £103m).
4	Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.21	Nine months ended 30.09.20
	£m	£m
Total income	16,780	16,825
Credit impairment releases/(charges)	622	(4,346)
Net operating income	17,402	12,479
Operating expenses excluding litigation and conduct	(10,578)	(9,954)
Litigation and conduct	(131)	(106)
Operating expenses	(10,709)	(10,060)
Other net income	247	—
Profit before tax	6,940	2,419
Tax charge	(1,076)	(441)
Profit after tax	5,864	1,978

Attributable to:
Equity holders of the parent	5,258	1,306
Other equity instrument holders	586	631
Total equity holders of the parent	5,844	1,937
Non-controlling interests	20	41
Profit after tax	5,864	1,978

Earnings per share	p	p
Basic earnings per ordinary share	30.8	7.6

Condensed consolidated balance sheet (unaudited)
	As at 30.09.21	As at 31.12.20
Assets	£m	£m
Cash and balances at central banks	227,641	191,127
Cash collateral and settlement balances	119,196	101,367
Loans and advances at amortised cost	352,997	342,632
Reverse repurchase agreements and other similar secured lending	4,608	9,031
Trading portfolio assets	144,946	127,950
Financial assets at fair value through the income statement	204,424	175,151
Derivative financial instruments	258,093	302,446
Financial assets at fair value through other comprehensive income	70,748	78,688
Investments in associates and joint ventures	995	781
Goodwill and intangible assets	8,147	7,948
Current tax assets	212	477
Deferred tax assets	4,189	3,444
Other assets	10,317	8,472
Total assets	1,406,513	1,349,514

Liabilities
Deposits at amortised cost	510,188	481,036
Cash collateral and settlement balances	106,115	85,423
Repurchase agreements and other similar secured borrowing	22,790	14,174
Debt securities in issue	95,865	75,796
Subordinated liabilities	12,863	16,341
Trading portfolio liabilities	61,863	47,405
Financial liabilities designated at fair value	262,091	249,765
Derivative financial instruments	252,445	300,775
Current tax liabilities	615	645
Deferred tax liabilities	4	15
Other liabilities	11,913	11,257
Total liabilities	1,336,752	1,282,632

Equity
Called up share capital and share premium	4,542	4,637
Other reserves	2,687	4,461
Retained earnings	49,216	45,527
Shareholders' equity attributable to ordinary shareholders of the parent	56,445	54,625
Other equity instruments	12,252	11,172
Total equity excluding non-controlling interests	68,697	65,797
Non-controlling interests	1,064	1,085
Total equity	69,761	66,882

Total equity and liabilities	1,406,513	1,349,514

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.21	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	586	—	5,258	5,844	20	5,864
Retirement benefit remeasurements	—	—	—	(74)	(74)	—	(74)
Other	—	—	(1,904)	—	(1,904)	—	(1,904)
Total comprehensive income for the period	—	586	(1,904)	5,184	3,866	20	3,886
Equity settled share schemes	37	—	—	402	439	—	439
Issue and exchange of other equity instruments	—	1,079	—	—	1,079	—	1,079
Other equity instruments coupon paid	—	(586)	—	—	(586)	—	(586)
Vesting of employee share schemes	—	—	(4)	(401)	(405)	—	(405)
Dividends paid	—	—	—	(512)	(512)	(17)	(529)
Repurchase of shares	(132)	—	132	(980)	(980)	—	(980)
Other movements	—	1	2	(4)	(1)	(24)	(25)
Balance as at 30 September 2021	4,542	12,252	2,687	49,216	68,697	1,064	69,761

Three months ended 30.09.21
Balance as at 1 July 2021	4,568	11,167	2,856	48,461	67,052	1,064	68,116
Profit after tax	—	197	—	1,446	1,643	1	1,644
Retirement benefit remeasurements	—	—	—	(177)	(177)	—	(177)
Other	—	—	(201)	—	(201)	—	(201)
Total comprehensive income for the period	—	197	(201)	1,269	1,265	1	1,266
Equity settled share schemes	12	—	—	113	125	—	125
Issue and exchange of other equity instruments	—	1,079	—	—	1,079	—	1,079
Other equity instruments coupon paid	—	(197)	—	—	(197)	—	(197)
Vesting of employee share schemes	—	—	(8)	(4)	(12)	—	(12)
Dividends paid	—	—	—	(339)	(339)	(1)	(340)
Repurchase of shares	(38)	—	38	(280)	(280)	—	(280)
Other movements	—	6	2	(4)	4	—	4
Balance as at 30 September 2021	4,542	12,252	2,687	49,216	68,697	1,064	69,761

	As at 30.09.21	As at 31.12.20
Other reserves	£m	£m
Currency translation reserve	2,808	2,871
Fair value through other comprehensive income reserve	(163)	5
Cash flow hedging reserve	(48)	1,575
Own credit reserve	(1,002)	(954)
Other reserves and treasury shares	1,092	964
Total	2,687	4,461

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 39 to 41.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 39 to 42.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 22. Quoted as zero when credit impairment is a net release.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on pages 20 to 21.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 43.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.21	£m	£bn	%
Barclays UK	1,336	9.9	17.9
Corporate and Investment Bank	3,469	28.2	16.4
Consumer, Cards and Payments	492	4.0	16.2
Barclays International	3,961	32.2	16.4
Head Office	(39)	5.0	n/m
Barclays Group	5,258	47.1	14.9

Nine months ended 30.09.20
Barclays UK	165	10.2	2.2
Corporate and Investment Bank	2,141	27.2	10.5
Consumer, Cards and Payments	(362)	4.6	(10.6)
Barclays International	1,779	31.8	7.5
Head Office	(638)	6.5	n/m
Barclays Group	1,306	48.5	3.6

	Nine months ended 30.09.21
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,336	3,469	492	3,961	(39)	5,258

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.2	4.7	32.9	8.7	55.1
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.0)
Average tangible shareholders' equity	9.9	28.2	4.0	32.2	5.0	47.1

Return on average tangible shareholders' equity	17.9%	16.4%	16.2%	16.4%	n/m	14.9%

	Nine months ended 30.09.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	165	2,141	(362)	1,779	(638)	1,306

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.7	27.2	5.2	32.4	10.5	56.6
Average goodwill and intangibles	(3.5)	—	(0.6)	(0.6)	(4.0)	(8.1)
Average tangible shareholders' equity	10.2	27.2	4.6	31.8	6.5	48.5

Return on average tangible shareholders' equity	2.2%	10.5%	(10.6)%	7.5%	n/m	3.6%

Barclays Group
Return on average tangible shareholders' equity	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,446	2,108	1,704	220	611	90	605	681

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.6	54.4	54.4	55.7	56.4	58.4	55.2	54.5
Average goodwill and intangibles	(8.2)	(7.9)	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)
Average tangible shareholders' equity	48.4	46.5	46.5	47.6	48.3	50.2	47.0	46.4

Return on average tangible shareholders' equity	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%

Barclays UK
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	317	721	298	160	113	(123)	175	438

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.6	13.5	13.5	13.4	13.7	13.9	13.7	13.8
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)
Average allocated tangible equity	10.0	9.9	9.9	9.8	10.1	10.3	10.1	10.3

Return on average allocated tangible equity	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%

Barclays International
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,263	1,267	1,431	441	782	468	529	397

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.7	33.0	32.8	31.1	31.2	34.2	31.9	31.9
Average goodwill and intangibles	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)
Average allocated tangible equity	31.8	32.4	32.3	30.5	30.6	33.5	31.2	30.9

Return on average allocated tangible equity	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%

Corporate and Investment Bank
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,157	1,049	1,263	413	627	694	820	193

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	27.8	28.4	28.2	26.3	26.4	29.1	26.2	25.9
Average goodwill and intangibles	—	—	—	—	—	(0.1)	—	(0.1)
Average allocated tangible equity	27.8	28.4	28.2	26.3	26.4	29.0	26.2	25.8

Return on average allocated tangible equity	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%

Consumer, Cards and Payments
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	106	218	168	28	155	(226)	(291)	204

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.9	4.6	4.6	4.8	4.8	5.1	5.7	6.0
Average goodwill and intangibles	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)
Average allocated tangible equity	4.0	4.0	4.1	4.2	4.2	4.5	5.0	5.1

Return on average allocated tangible equity	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%

Tangible net asset value per share	As at 30.09.21	As at 31.12.20	As at 30.09.20
	£m	£m	£m
Total equity excluding non-controlling interests	68,697	65,797	67,816
Other equity instruments	(12,252)	(11,172)	(12,012)
Goodwill and intangibles	(8,147)	(7,948)	(8,163)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	48,298	46,677	47,641

	m	m	m
Shares in issue	16,851	17,359	17,353

	p	p	p
Tangible net asset value per share	287	269	275

Shareholder Information

Results timetable1			Date
2021 Full Year Results and Annual Report			23 February 2022

				% Change3
Exchange rates2	30.09.21	30.06.21	30.09.20	30.06.21	30.09.20
Period end - USD/GBP	1.35	1.38	1.29	(2)%	5%
YTD average - USD/GBP	1.39	1.39	1.27	—	9%
3 month average - USD/GBP	1.38	1.40	1.29	(1)%	7%
Period end - EUR/GBP	1.16	1.17	1.10	(1)%	5%
YTD average - EUR/GBP	1.16	1.15	1.13	1%	3%
3 month average - EUR/GBP	1.17	1.16	1.11	1%	5%

Share price data
Barclays PLC (p)	189.60	171.12	97.61
Barclays PLC number of shares (m)	16,851	16,998	17,353

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2021 to the corresponding nine months of 2020 and balance sheet analysis as at 30 September 2021 with comparatives relating to 31 December 2020 and 30 September 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 20 October 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 38 to 43 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.